




...ational & Medical Innovations Limited
1 091 192 871
'12 Booran Drive Slacks Creek Q 4127
2150 Logan City DC Q 4114
+61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Monday September 22, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America



Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	3 September, 2003	Company Announcement: Appendix 3Y- Change in Directors Interest Notice
2	12 September, 2003	Company Announcement: New Appointment at OMI
3	15 September, 2003	Company Announcement: Appendix 4E- Preliminary Final Report

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Occupational & Medical Innovations
ABN	11 091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Leigh Kiehne
Date of last notice	30/06/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18/09/03
No. of securities held prior to change	9,079,410
Class	Ordinary Shares
Number acquired	NIL
Number disposed	160,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	458,000
No. of securities held after change	8,819,410

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Amendments made to previous announcement. Off market trade. Mr Kiehne does not intend to release any further shares to the market in the foreseeable future. The purpose of this trade is to pay taxes on shares donated to charities.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



OMI RESEARCH Pty Ltd ACN 092 084 805
PO BOX 2150 Logan City DC Qld. 4114
Unit 1 / 12 Booran Dve. Slacks Creek Qld. 4127
☎ 07 3209 3099
FAX 07 3209 4765 Email: kathym@omiltd.com
www.omiltd.com

New appointment at OMI:

Occupational and Medical Innovations Limited is pleased to announce the appointment of John Moylan as International Business Manager.

John holds a Bachelor of Science, majoring in Life Science, Biochemistry and Genetics which he obtained from Griffith University, Brisbane, in 1988.

For the past nine years, John held various positions with Becton Dickinson (BD), a leading US based multinational medical technology company that manufactures and sells a broad range of supplies, devices and systems for use by healthcare professionals. His most recent position with BD was Marketing Manager for medication delivery (Australia and New Zealand). Prior to that, he was National Sales Manager.

John brings specific skills relevant to OMI's overall commercialization strategy for its product portfolio – in particular its syringe technology. OMI's unique auto-retracting and self destructing feature has generated tremendous interest both emotionally and commercially through its simple and innovative manner of locking the retracted needle inside the plunger rod rendering the syringe in-operable and unable to be re-used.

"The safety medical device market is an extremely important market for all medical device companies, with increasing pressures and legislation for hospitals to use safety devices to the healthcare market in very short time frames. OMI's products are innovative, yet simple to use.

Having other products available such as the Safety Scalpel and Safe IV Access Valve gives OMI a diversified product portfolio, providing greater market potential.

This is an exciting time for OMI. Preliminary feedback on OMI's product portfolio is extremely positive.

Appendix 4E

Preliminary Final Report to the Australian Stock Exchange

Name of Entity	Occupational & Medical Innovations Limited
ABN	091 192 871
Financial Year Ended	30 June 2003
Previous Corresponding Reporting Period	30 June 2002

Results for Announcement to the Market

	$'000	Percentage increase /(decrease) over previous corresponding period
Revenue from ordinary activities	487	121.2%
Profit / (loss) from ordinary activities after tax attributable to members	(2 192)	(15.0%)
Net profit / (loss) for the period attributable to members	(2 192)	(15.0%)

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	-	-
Interim Dividend	-	-
Record date for determining entitlements to the dividends (if any)	-	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer attached unaudited financial report

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

DIRECTORS' REPORT

Dividends

Date the dividend is payable	None
Record date to determine entitlement to the dividend	-
Amount per security	-
Total dividend	-
Amount per security of foreign sourced dividend or distribution	-
Details of any dividend reinvestment plans in operation	-
The last date for receipt of an election notice for participation in any dividend reinvestment plans	-

NTA Backing

	Current Period	Previous corresponding period
Net tangible asset backing per ordinary security	19.08	12.70

Other Significant Information Needed by an Investor to Make an Informed Assessment of the Entity's Financial Performance and Financial Position

Refer attached unaudited financial report

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

DIRECTORS' REPORT

Commentary on the Results for the Period

The earnings per security and the nature of any dilution aspects :

Refer Note 17 in the attached unaudited financial report

Returns to shareholders including distributions and buy backs :

There have been no distributions to shareholders or share buy backs for the current or previous financial years.

Significant features of operating performance :

OMI has received and initial order for the safe scalpel subject to FDA approval and formal acceptance by Persona. TGA approval for the safe scalpel has been received.

B Braun are undertaking clinical trials of the needle-free access valve pursuant to the agreement with that company.

The results of segments that are significant to an understanding of the business as a whole:

The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry.

Discussion of trends in performance :

N/A

Any other factor which has affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified:

- *See significant features above*
- *Compliance & regulation issues for medical products (FDA & TGA)*
- *Development of new products*

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

DIRECTORS' REPORT

Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	
The accounts are in the process of being audited or subject to review	✔	The accounts have not yet been audited or reviewed	

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

N/A

If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:

N/A

Attachments Forming Part of Appendix 4E

Attachment #	Details
1	Unaudited Financial Report

Signed By (Director/Company Secretary)	
Print Name	David Jenkins
Date	12 September 2003

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ACN 091 192 871

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

	NOTE	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Revenue from Ordinary Activities	3	487 217	220 299	91 366	162 907
Expenses from Ordinary Activities	4	(2 957 742)	(2 794 508)	(466 544)	(651 496)
Borrowing Cost Expenses		(10 281)	(4 322)	-	-
Profit/(loss) from ordinary activities before income tax expenses		(2 480 806)	(2 578 531)	(375 178)	(488 589)
Income tax (expense)/benefit relating to ordinary activities	5	288 770	-	-	-
Net profit (loss)		(2 192 036)	(2 578 531)	(375 178)	(488 589)
Total revenue, expenses and valuation adjustments recognised directly in equity	15	(93 284)	-	(93 284)	-
Total changes in equity other than those resulting from transactions with owners as owners	16	(2 285 320)	(2 578 531)	(468 462)	(488 589)
Basic earnings per share	17	(8.57) cents	(10.17) cents		

The above Statement of Financial Performance should be read in conjunction with the attached

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

	NOTE	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Current Assets					
Cash assets	27(i)	3 754 846	2 268 701	3 712 418	2 242 393
Receivables	6	78 368	22 852	3 515 917	2 205 328
Other	7	10 577	125 357	10 000	300
Total Current Assets		3 843 791	2 416 910	7 238 335	4 448 021
Non-Current Assets					
Property, plant and equipment	8	359 789	173 225	142	215
Other financial assets	9	-	-	16 564 639	16 564 639
Intangible assets	10	16 504 052	17 486 902	2 840 114	3 009 328
Other	11	962 803	924 425	150 893	150 893
Total Non-Current Assets		17 826 644	18 584 552	19 555 788	19 725 075
Total Assets		21 670 435	21 001 462	26 794 123	24 173 096
Current Liabilities					
Payables	12	45 671	51 707	7 897	28 408
Interest bearing liabilities	13	14 240	154 039	-	-
Provisions	14	45 026	43 074	-	-
Total Current Liabilities		104 937	248 820	7 897	28 408
Non-Current Liabilities					
Interest bearing liabilities	13	27 614	41 858	-	-
Provisions	14	5 440	3 020	-	-
Total Non-Current Liabilities		33 054	44 878	-	-
Total Liabilities		137 991	293 698	7 897	28 408
NET ASSETS		**21 532 444**	**20 707 764**	**26 786 226**	**24 144 688**
Equity					
Contributed equity	15	28 063 813	25 047 097	28 063 813	25 047 097
Retained profits/(accumulated losses)	16(a)	(6 531 369)	(4 339 333)	(1 277 587)	(902 409)
TOTAL EQUITY		**21 532 444**	**20 707 764**	**26 786 226**	**24 144 688**

	Note	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Cash Flows from Operating Activities					
Receipts from customers		377 525	105 944	-	70 134
Payments to suppliers and employees		(1 673 881)	(1 946 499)	(1 635 531)	(1 908 107)
Interest received		69 243	136 388	65 145	135 657
R&D concession refund		288 770	-	-	-
Borrowing costs paid		(10 281)	(4 322)	-	-
GST recovered		85 045	92 384	23 695	28 705
Net cash provided by/(used in) operating activities	27(ii)	(863 579)	(1 616 105)	(1 546 691)	(1 673 611)
Cash Flows from Investing Activities					
Payments for property, plant & equipment		(265 455)	(71 332)	-	-
Proceeds from sale of plant & equipment		-	40 334	-	-
Payments for other non-current assets		(247 494)	(171 956)	-	(26 411)
Payments for intangibles		-	(3 510)	-	-
Net cash provided by/(used in) investing activities		(512 949)	(206 464)	-	(26 411)
Cash Flows from Financing Activities					
Proceeds of borrowings		-	134 666	-	-
Repayments of borrowings		(154 043)	-	-	-
Proceeds from share issue		3 110 000	-	3 110 000	-
Capital raising costs		(93 284)	-	(93 284)	-
Net cash provided by/(used in) financing activities		2 862 673	134 666	3 016 716	-
Net increase/(decrease) in cash held		1 486 145	(1 687 903)	1 470 025	(1 700 022)
Cash at the beginning of the financial year		2 268 701	3 956 604	2 242 393	3 942 415
CASH AT THE END OF THE FINANCIAL YEAR	27(i)	**3 754 846**	**2 268 701**	**3 712 418**	**2 242 393**

The above Statements of Cash Flows should be read in conjunction with the attached notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, the Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs.

(a) Recoverable Amounts

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

(b) Principles of Consolidation

The consolidated financial report combines the financial reports of Occupational & Medical Innovations Limited (parent entity) and all its controlled entities (refer note 25).

The effects of all transactions between entities in the consolidated entity have been eliminated.

(c) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the balance sheet as "future income tax benefits" or "provisions for deferred income tax", as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

(d) Property, Plant and Equipment

Plant and equipment is stated in the financial statements at cost. All plant and equipment are depreciated over their estimated useful lives using the straight line method commencing from the time the assets are held ready for use. The average depreciation rates per class of asset are as follows:

	%
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	20-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *Cont'd*

(e) Employee Entitlements

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless whether they are expected to be settled within twelve months of balance date; and
- Other employee entitlements which are expected to be settled within twelve months of balance date.

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(f) Revenue Recognition

Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the consolidated entity.

(g) Intangibles

Patents are brought to account at cost and amortised using the straight-line method over 20 years.

(h) Deferred Research and Development Costs

Deferred research and development costs are brought to account at cost and amortised using the straight line method over the expected life of each product commencing from the date of commercial production/licensing. The carrying value of unamortised research and development costs are reviewed annually with costs on projects not considered recoverable written off.

(i) Payables

Accounts payable represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

(j) Receivables

Trade accounts receivable and other receivables represent the principal amounts due at balance date. Trade accounts receivable are non-interest bearing and are normally settled on 30 day terms.

(k) Interest Bearing Liabilities

Interest bearing liabilities are recognised in the financial statements on the basis of nominal amounts outstanding plus accrued interest.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *Cont'd*

(l) Net Fair Values

The carrying amount of financial assets and liabilities recorded in the financial statements are stated at net fair value unless otherwise stated. The net fair value of assets is the amount that could be received on disposal less any costs of disposal. The net fair value of liabilities is the amount that could be paid to extinguish the debt, plus any costs of extinguishment.

(m) Borrowing Costs

Borrowing costs are recognised as an expense in the period which they are incurred.

(n) Credit Risk

Maximum credit risk exposure of financial assets is represented by the carrying amounts in the Statement of Financial Position. The consolidated entity has no significant concentration of credit risk with any single counterparty or group of counterparties.

(o) Leases

Operating lease payments are charged to expense on a basis which is representative of the pattern of benefits derived from the leased property.

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES				
The following items have been recognised in the profit/(loss) from ordinary activities:				
Depreciation/Amortisation of non-current assets:				
Plant and Equipment	78 891	83 228	73	147
Patents	982 850	974 644	169 215	169 215
	1 061 741	1 057 872	169 288	169 362
Operating lease rental expense	51 600	51 600	-	-
Net gain on sale of non-current assets	-	4 920	-	-
3. REVENUES FROM ORDINARY ACTIVITIES				
Operating revenue:				
Rendering of Services	380 368	8 782	-	-
Non-operating revenue:				
Interest	95 464	136 388	91 366	135 657
Proceeds on sale of non-current assets	-	40 334	-	-
Grants	-	27 250	-	27 250
Other	11 385	7 545	-	-
	487 217	220 299	91 366	162 907

4. EXPENSES FROM ORDINARY ACTIVITIES

Classification of expenses by nature:				
Employee costs & Directors Fees	748 730	716 640	111 545	146 815
Depreciation expense	49 450	56 652	73	147
Accounting expenses	21 593	64 277	14 433	53 166
Amortisation expense	1 012 291	1 001 220	169 215	169 215
Consulting fees	187 711	221 016	85 951	164 209
Insurance	152 013	110 112	13 262	6 006
Legal costs	129 708	32 746	9 010	27 125
Listing expenses	52 944	31 204	52 944	31 204
Travel	57 057	85 568	-	12 601
Research & Developments Expense	209 116	135 471	-	-
Patent fees	76 079	-	-	-
Rent	51 600	51 600	-	-
Other expenses from ordinary activities	209 450	288 002	10 111	41 008
	2 957 742	2 794 508	466 544	651 496

5. INCOME TAX

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
The amount provided in respect of income tax differs from the amount prima facie payable on operating profit. The difference is reconciled as follows:				
Prima facie tax benefit on operating profit (calculated at 30% 2002: 30%)	(657 611)	(773 559)	(112 553)	(146 577)
Tax effect on permanent differences:				
Amortisation of patents	294 855	292 140	50 765	50 765
Other non deductible items	5 923	10 514	2 703	8 138
FITB not brought to account	356 833	470 905	59 085	87 674
R&D concession refund	(288 770)	-	-	-
	(288 770)	-	-	-

Potential future income tax benefits at 30% (2002: 30%) attributable to tax losses and timing differences carried forward amounting to $829 484 (2002: $763,980) (consolidated entity) and $253 065 (2002: $193,979) (parent entity) have not been brought to account because directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain. These benefits will only be obtained if:

(a) The consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;
(b) The consolidated entity continues to comply with the conditions for deductibility imposed by law: and
(c) No changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the loss.

Dividend imputation:

The balance of the franking account of the consolidated entity and parent entity at the end of the year was Nil.

No dividends were paid during the year.

6. RECEIVABLES

Trade accounts receivable	8 746	22 852	-	3 228
Interest receivable	26 221	-	26 221	-
Non-trade debtors receivable from subsidiaries (of the parent entity) in the wholly owned group	-	-	3 473 100	2 202 100
Other	43 401	-	16 596	-
	78 368	22 852	3 515 917	2 205 328

7. OTHER CURRENT ASSETS

Prepayments	177	124 957	-	-
Other	10 400	400	10 000	300
	10 577	125 357	10 000	300

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
8. PROPERTY, PLANT & EQUIPMENT				
Plant & Equipment at cost	502 070	241 281	548	548
Accumulated Depreciation	(142 281)	(92 831)	(406)	(333)
	359 789	148 450	142	215
Leasehold Improvements at Cost	80 429	75 763	-	-
Accumulated Amortisation	(80 429)	(50 988)	-	-
	-	24 775	-	-
	359 789	173 225	142	215
MOVEMENTS DURING THE YEAR:				
Plant & Equipment:				
Beginning of the year	148 450	173 894	215	362
Additions	260 789	66 622	-	-
Disposals	-	(35 414)	-	-
Depreciation	(49 450)	(56 652)	(73)	(147)
	359 789	148 450	142	215
Leasehold Improvements;				
Beginning of the year	24 775	46 641	-	-
Additions	4 666	4 710	-	-
Amortisation	(29 441)	(26 576)	-	-
	-	24 775	-	-

9. OTHER FINANCIAL ASSETS

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Investment in controlled entities - at cost	-	-	16 564 639	16 564 639

10. INTANGIBLES

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Patents at cost	19 654 009	19 654 009	3 381 699	3 381 699
Accumulated amortisation	(3 149 957)	(2 167 107)	(541 585)	(372 371)
	16 504 052	17 486 902	2 840 114	3 009 328

The directors have determined that patents and associated deferred research and development costs (note 11) totalling $17 466 855 (2002: $18 411 327) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful sale of products/licensing of patents and/or sale of the patents.

The consolidated entity currently have in place an agreement with Persona Medical, a division of American Safety Razor Company, for the exclusive distribution of its Safety Scalpel throughout USA, Canada, the Caribbean and Mexico. The agreement provides for minimum sales volumes over the first 5

years of the agreement of $6.25M. The first order under this agreement for in excess of $250 000 was received in May 2003 and will be supplied following receipt of FDA approval expected by October 2003.

10. INTANGIBLES (CONT'D)

The consolidated entity has entered into an agreement with B Braun Australia for the sale and distribution of the OMI needle free access value. Terms of the five year agreement provide for minimum sales volumes of $11.8M over 5 years. The agreement is subject to satisfactory clinical trials and finalisation of a number of terms. The consolidated entity has on 23 June 2003 entered into a manufacturing agreement with VitalCare Group Inc. in relation to the manufacture of the product for supply to B Braun Australia.

The consolidated entity continues negotiations with interested parties in relation to other products however has not at the date of this report entered into any binding arrangements in relation to such products.

At the date of this report the reliability of the expected cash flows is dependent upon the satisfactory performance of the abovementioned contracts and other negotiations in respect of the consolidated entity's products and represents an inherent uncertainty as to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
11. OTHER NON-CURRENT ASSETS				
Deferred research and development costs	962 803	924 425	150 893	150 893
	962 803	924 425	150 893	150 893
R & D written off during the period:				
Opening balance	924 425	752 469	150 893	124 482
Additions	247 494	307 427	-	26 411
Amounts written off	(209 116)	(135 471)	-	-
Closing balance	962 803	924 425	150 893	150 893
12. PAYABLES (CURRENT)				
Trade accounts payable and accruals (unsecured)	45 671	51 707	7 897	28 408
	45 671	51 707	7 897	28 408
13. INTEREST BEARING LIABILITIES				
Current:				
Loans – hire purchase (secured)	14 240	154 039	-	-
Non-current:				
Loans – hire purchase (secured)	27 614	41 858	-	-

Hire purchase liabilities are fully secured by applicable hire purchase asset.

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
14. PROVISIONS				
Current:				
Employee entitlements	45 026	43 074	-	-
Non-Current:				
Employee entitlements	5 440	3 020	-	-
Aggregate employee entitlements	50 466	46 094	-	-

The consolidated entity had 15 (2002: 9) full time or full time equivalent employees at 30 June 2003.

15. CONTRIBUTED EQUITY

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Issued shares:				
26 353 726 (2002: 25 353 726) Ordinary shares	28 063 813	25 047 097	28 063 813	25 047 097
Shares issued during the period:				
Opening balance	25 047 097	25 047 097	25 047 097	25 047 097
1,000,000 ordinary shares issued at $3.11 cash consideration	3 110 000	-	3 110 000	-
Share issue costs	(93 284)	-	(93 284)	-
	28 063 813	25 047 097	28 063 813	25 047 097

Ordinary shares have equal rights to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

16. RETAINED PROFITS & TOTAL EQUITY

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
(b) Retained profits/(accumulated losses)				
Balance at beginning of year	(4 339 333)	(1 760 802)	(902 409)	(413 820)
Net profit/(loss)	(2 192 036)	(2 578 531)	(375 178)	(488 589)
Balance at end of year	(6 531 369)	(4 339 333)	(1 277 587)	(902 409)
(c) Total equity				
Balance at beginning of year	20 707 764	23 286 295	24 144 688	24 633 277
Total changes in equity recognised in the Statement of Financial Performance	(2 285 320)	(2 578 531)	(468 462)	(488 589)
Transactions with owners as owners:				
- contributions of equity	3 110 000	-	3 110 000	-

Balance at end of year	21 532 444	20 707 764	26 786 226	24 144 688

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
17. EARNINGS PER SHARE				
Basic Earnings per Share	(8.57) cents	(10.17) cents		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	25 572 904	25 353 726		
Net profit/(loss) used in calculating basic earnings per share	(2 192 036)	(2 578 531)		
Diluted earnings per share is not applicable as there are no potential ordinary shares				
18. AUDITORS' REMUNERATION				
Audit of financial reports	13 000	12 000	13 000	12 000
Other services	15 026	52 775	15 026	52 775
	28 026	64 775	28 026	64 775
19. DIRECTORS' REMUNERATION				
Income paid or payable, or otherwise made available, to directors by the parent entity or by any related party:			270 084	328 317
To all directors of each entity in the consolidated entity by the entities of which they are directors or by any related party:	270 084	328 317		
Number of directors of the parent entity whose total income falls within the following bands are as follows:				
$0 - $9,999			1	-
$10,000 - $19,999			1	1
$20,000 - $29,999			2	3
$30,000 - $39,999			1	1
$170,000 - $179,999			1	-
$210,000 - $219,999			-	1

The names of directors in office during the year are disclosed in note 24(iii).

20. EXECUTIVES' REMUNERATION

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Aggregate remuneration of all executive officers whose remuneration exceeds $100,000 (including remuneration from related parties in connection with the management of the affairs of the parent entity or any of its subsidiaries)	178 084	210 397	178 084	210 397

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$

20. EXECUTIVES' REMUNERATION (Cont'd)

Numbers of executive officers whose total remuneration exceeds $100,000:

$170,000 - $179,000	1	-	1	-
$210,000 - $219,999	-	1	-	1

21. ULTIMATE PARENT ENTITY

The ultimate parent entity is Occupational & Medical Innovations Limited.

22. SEGMENT INFORMATION

The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry.

The consolidated entity operates predominantly in one geographical segment, being Australia.

23. CREDIT RISK EXPOSURE

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the balance sheet net of any provisions for losses. The consolidated entity had no significant concentration of credit risk with any single counter party or group of counter parties.

24. RELATED PARTY TRANSACTIONS

(i) Transactions with directors and their director-related entities during the year on normal commercial terms.

(a) Legal fees paid to Nicholson's Solicitors, a firm associated with Mr Hayne, totalling $138,263 (2002: $71,602).

(b) Vehicle servicing costs paid to Motorama Group, a company of which Mr W Grady is a director, totalling $1,880 (2002: 3,443).

(c) Acquisition in the prior financial year of a Motor Vehicle from the Motorama Group, a company of which Mr W Grady is a director of at a cost of $51,558.

(d) Secretarial and other services provided by Equity Results Pty Ltd, a company associated with Mr D Jenkins totalling $78,400 (2002: $61,641).

(e) Wages paid to relatives of Mr B Kiehne totalling $30 717 (2001: $41,334).

(ii) Transactions within the wholly-owned group

All transactions within the wholly-owned group have been eliminated.

24. RELATED PARTY TRANSACTIONS (cont'd)

(iii) Directors Holding Office

Names of Directors holding office during the current and prior financial year are:

J Taske
W Grady (Resigned January 2003)
B Kiehne
D Jenkins
M Hayne
R Siller (Resigned December 2002)

(iv) Aggregate Shares held by directors or any of their related entities in Occupational & Medical Innovations Limited:

	2003	2002
Ordinary Shares	14 702 510	15 486 277

(v) Aggregate Shares acquired or disposed by directors or any of their related entities in Occupational & Medical Innovations Limited (excluding on market transactions):

	2003	2002
Ordinary shares acquired	-	-
Ordinary shares disposed	-	-

(vii) Information of remuneration of directors is set out in Note 19.

25. CONTROLLED ENTITIES

Controlled Entities of Occupational & Medical Innovations Limited	Country of Incorporation	Percentage of Shares Held
OMI Research Pty Ltd	Australia	100%
Jireh Tech Pty Ltd	Australia	100%
OMI Inc	USA	100%
OMI Manufacturing Pty Ltd	Australia	100%
OMI Properties Pty Ltd	Australia	100%

Controlled entity acquired in the year ended 30 June 2003.

OMI Properties Pty Ltd was incorporated on 3 June 2003 at a cost of $1,000. The company has not traded since incorporation.

26. FINANCIAL INSTRUMENTS

The consolidated entity manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the board. The consolidated entity does not engage in any significant transactions which are speculative in nature.

Exposures of the consolidated entity to interest rate risk on financial assets and liabilities are summarised as follows:

2003	Non-Interest Bearing $	Fixed Interest Rate Maturing: 1 Year or Less $	Fixed Interest Rate Maturing: 1 to 5 Years $	Floating Interest Rate $	Total $	Weighted average effective interest rate
Financial Assets:						
Cash	10	3 576 229	-	178 607	3 754 846	4.37%
Receivables	78 368	-	-	-	78 368	-
	78 378	3 576 229	-	178 607	3 833 214	
Financial Liabilities:						
Trade accounts payable	45 671	-	-	-	45 671	-
Loans – other	-	14 240	27 614	-	41 854	8.70%
	45 671	14 240	27 614	-	87 525	
Net Financial Assets/(Liabilities)	32 707	3 561 989	(27 614)	178 607	3 745 689	

2002

	Non-Interest Bearing $	Fixed Interest Rate Maturing: 1 Year or Less $	Fixed Interest Rate Maturing: 1 to 5 Years $	Floating Interest Rate $	Total $	Weighted average effective interest rate
Financial Assets:						
Cash	10	1 975 809	-	292 882	2 268 701	4.02%
Receivables	22 852	-	-	-	22 852	-
	22 862	1 975 809	-	292 882	2 291 553	
Financial Liabilities:						
Trade accounts payable	51 707	-	-	-	51 707	-
Loans - other	-	154 039	41 858	-	195 897	5.91%
	51 707	154 039	41 858	-	247 604	
Net Financial Assets/(Liabilities)	(28 845)	1 821 770	(41 858)	292 882	2 043 949	

27. NOTES TO STATEMENTS OF CASH FLOWS

(i) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the Statement of Cash Flows, is reconciled to the related items in the balance sheet as follows:

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
Cash on Hand	10	10	10	10
Cash at Bank	178 607	292 882	136 179	266 574
Cash on Deposit	3 576 229	1 975 809	3 576 229	1 975 809
	3 754 846	2 268 701	3 712 418	2 242 393

(ii) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit After Income Tax

	Consolidated 2003	Consolidated 2002	Parent Entity 2003	Parent Entity 2002
Profit/(loss) from ordinary activities after income tax	(2 192 036)	(2 578 531)	(375 178)	(488 589)
Depreciation/amortisation of plant & equipment	78 891	83 228	73	147
Amortisation of intangibles	982 850	974 644	169 215	169 215
Movement in interest receivable	(26 221)	-	(26 221)	-
Gain on sale of non-current assets	-	(4 920)	-	-
Write down in research & development costs	209 116	-	-	2 754
Changes in assets and liabilities:				
Trade creditors	(6 036)	(34 734)	(20 511)	(23 244)
Other current assets	(10 000)	48 470	(10 000)	-
Receivables	(6 537)	10 138	-	40 159
Prepayments	124 780	(124 957)	300	(300)
Provision for employee entitlements	4 372	19 365	-	-
GST clearing	(22 758)	(8 808)	(13 369)	(1 296)
Loans – related corporations	-	-	(1 271 000)	(1 372 457)
	(863 579)	(1 616 105)	(1 546 691)	(1 673 611)

(iii) Loan Facilities

	Consolidated 2003	Consolidated 2002	Parent Entity 2003	Parent Entity 2002
Loans – other:				
Used	41 854	195 897	-	-
Unused	-	-	-	-
Total Facility	41 854	195 897	-	-
Included in Loans – other are:				
Hire purchase liabilities	41 854	59 908	-	-
Unsecured loans	-	135 989	-	-
	41 854	195 897	-	-

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
28. COMMITMENTS FOR EXPENDITURE				
Operating leases				
Minimum lease payments under non-cancellable operating leases according to the time expected to elapse to the expected date of payment.				
Not later than one year	-	51 600	-	-

OMI Ltd has exercised its option to renew the lease and is also negotiating the acquisition of the premises for market value (which is has been valued by an independent parties at $550,000 to $693,000).

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Hire purchase				
Minimum payments under hire purchase agreements due:				
Not later than one year	17 265	22 300	-	-
Later than one year and not later than five years	30 926	48 189	-	-
	48 191	70 489	-	-
Future finance charges:				
Not later than one year	(3 024)	(4 246)		
Later than one year and not later than five years	(3 313)	(6 335)	-	-
Hire purchase liability	41 854	59 908	-	-

Hire purchase liabilities relate to the acquisition of motor vehicles.

29. PRINCIPAL PLACE OF BUSINESS

Occupational &Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland. The principal activities of the company are disclosed in the directors' report.

30. EVENTS SUBSEQUENT TO BALANCE DATE

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years other than the appointment of Mr L. Litzow as a director of the company in July 2003.